October 16, 2007

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
100 Urban Center Drive, Suite 501
Birmingham, AL 35242

Re: Medical Properties Trust, Inc.
        File No. 001-32559
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Hamner:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief